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                          August 24, 2023

       Mei Kanayama
       Representative Director
       Yoshitsu Co., Ltd
       Harumi Building, 2-5-9 Kotobashi
       Sumida-ku, Tokyo, 130-0022
       Japan

                                                        Re: Yoshitsu Co., Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed August 18,
2023
                                                            File No. 333-274076

       Dear Mei Kanayama:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at 202-551-7127 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Ying Li